October 7, 2014

VIA EDGAR
Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Liquidmetal Technologies, Inc. Form 10-K for the Year Ended December 31, 2013 Filed March 5, 2014 File No. 1-31332

Dear Mr. Cash:

On behalf of Liquidmetal Technologies, Inc. (the “Company”), I am transmitting the following response to the Staff’s letter dated October 2, 2014 containing the Staff’s comment regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “Form 10-K”) filed with the Securities and Exchange Commission (the “Commission”) on March 5, 2014. For your convenience, the full text of the Staff’s comment is set forth below, and the Company’s response to the comment directly follows the text of the comment. Please be advised that the Company is filing Amendment No. 1 to the Form 10-K concurrently with the filing of this letter.

Item 15. Exhibits, Financial Statement Schedules, page 47
Report of Independent Registered Public Accounting Firm, page 54

1.

We note that the audit report for your December 31, 2013 financial statements is not signed. Please have your Independent Accountants provide a signed report and amend your Form 10-K to include the signed report, as well as your financial statements and related notes, as required by Rule 2-02 of Regulation S-X. Please also include Section 302 and 906 certifications that are currently dated and refer to the Form 10-K/A.

RESPONSE: When the Company filed the original Form 10-K, the signature of the Company’s independent registered public accounting firm was inadvertently omitted from the report included in the filing. Accordingly, the Company has filed Amendment No. 1 to the Form 10-K, which contains the signed report, the financial statements and related notes, and the Section 302 and 906 certifications.

In connection with the foregoing and pursuant to your request, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact our counsel, Curt Creely of Foley & Lardner LLP, at 813-225-4122.

Very truly yours,

/s/ Tony Chung
Tony Chung
Chief Financial Officer
Liquidmetal Technologies, Inc.

cc: Curt Creely, Foley & Lardner LLP